Exhibit 99.2

Stellantis and LG Energy Solution to Invest Over $5 Billion CAD in Joint Venture for First Large Scale Lithium-Ion Battery Production Plant in Canada

•Joint venture company to become first large scale, domestic, electric vehicle battery manufacturing facility in Canada
•Facility to have an annual production capacity in excess of 45 gigawatt hours
•Plant targeted to be operational in 2024 and create an estimated 2,500 new jobs

Ontario, Canada, March 23, 2022 – Stellantis N.V. and LG Energy Solution (LGES) today announced they have executed binding, definitive agreements to establish the first large scale, domestic, electric vehicle battery manufacturing facility in Canada. The joint venture company will produce leading edge lithium-ion battery cells and modules to meet a significant portion of Stellantis’ vehicle production requirements in North America.

The joint venture company will invest over $5 billion CAD ($4.1 billion USD) to establish operations, which will include an all-new battery manufacturing plant located in Windsor, Ontario, Canada. Plant construction activities are scheduled to begin later this year with production operations planned to launch in the first quarter of 2024.

The plant aims to have an annual production capacity in excess of 45 gigawatt hours (GWh) and will create an estimated 2,500 new jobs in Windsor and the surrounding areas. Each of the Municipal, Provincial and Federal levels of the Canadian government have agreed to fully support the successful operation of the joint venture company.

With the battery manufacturing plant located in Windsor, Ontario, home to Canada’s largest automotive cluster, Stellantis and LGES expect the plant to serve as a catalyst for the establishment of a strong battery supply chain in the region. Canada is committed to establishing a broad, local battery ecosystem by leveraging, among other things, its leadership in the generation of electricity from renewable sources.

“Our joint venture with LG Energy Solution is yet another stepping stone to achieving our aggressive electrification roadmap in the region aimed at hitting 50% of battery electric vehicle sales in the US and Canada by the end of the decade,” said Carlos Tavares, Stellantis CEO. “We are grateful to the Municipal, Provincial and Federal levels of government for their support and commitment to help position Canada as a North American leader in the production of electric vehicle batteries.”

“Through this joint venture, LG Energy Solution will be able to position itself as a critical player in building green energy value chains in the region,” said Youngsoo Kwon, CEO of LG Energy Solution. “Creating a joint venture battery manufacturing company in Canada, recognized as one of the leading nations in renewable energy resources, is key for LG Energy Solution as we aim to power more electric vehicles around the world.”

“Today’s announcement of a world leading facility to build electric vehicle batteries in Windsor is an investment in our workers, our communities and our future. Partnerships like these are critical to creating new jobs and putting Canada on the cutting edge of the clean economy. By working together, we are creating thousands of new jobs, making a difference in the lives of people now and making sure that future generations have a clean environment to live in.” – The Rt Honourable Justin Trudeau, Prime Minister of Canada

“Attracting this multi billion-dollar investment will secure Ontario’s place as a North American hub for building the cars and batteries of the future. As we secure game-changing investments, we’re also connecting resources, industries and workers in northern Ontario with the manufacturing might of southern Ontario to build up home-grown supply chains. Every region of Ontario will benefit with thousands of jobs being created and a stronger economy that works for everyone.” – Premier Doug Ford

“Stellantis is Windsor’s largest employer and has a rich history in this community. Chrysler began operations in this community in 1925 and has employed generations of Windsor–Essex workers at its facility. With this announcement, we are securing the future for thousands more local workers and securing Windsor’s strategic location as the home of Canada’s electric vehicle future. As the world pivots to EVs, Windsor will soon be home to the battery manufacturing facility that powers it all.” – Mayor of Windsor, Drew Dilkens

As part of the Dare Forward 2030 strategic plan, Stellantis announced plans to have global annual battery electric vehicle sales of five million vehicles by 2030, reaching 100% of passenger car BEV sales mix in Europe and 50% passenger car and light-duty truck BEV sales mix in North America. Stellantis also increased planned battery capacity by 140 GWh to approximately 400 GWh, to be supported by five battery manufacturing plants together with additional supply contracts.

LG Energy Solution, with this latest announcement, has now solidly secured production capacity of over 200 GWh in North America annually, translating into production of 2.5 million high performance electric vehicles. The battery manufacturer has previously announced plans to invest approximately USD 4.6 billion dollars into battery facilities in North America. Globally, LGES is on course to expand its international production network in multiple continents, including countries such as Canada, U.S., Poland, Indonesia, China and South Korea.

The closing is subject to customary closing conditions, including regulatory approvals.

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About Stellantis
Stellantis N.V. (NYSE / MTA / Euronext Paris: STLA) is one of the world's leading automakers and a mobility provider. Its storied and iconic brands embody the passion of their visionary founders and today’s customers in their innovative products and services, including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, Fiat, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Powered by our diversity, we lead the way the world moves – aspiring to become the greatest sustainable mobility tech company, not the biggest, while creating added value for all stakeholders as well as the communities in which it operates. For more information, visit www.stellantis.com.

About LG Energy Solution
LG Energy Solution (KRX: 373220) is a global leader delivering advanced lithium-ion batteries for Electric Vehicles (EV), Mobility & IT applications, and Energy Storage Systems (ESS). With 30 years of experience in advanced battery technology, it continues to grow rapidly towards the realization of sustainable life. With its robust global network that spans the US, Europe, Asia, and Australia, LG Energy Solution is more committed than ever to developing innovative technologies that will bring the future energy a step closer. Under its ESG vision “We CHARGE toward a better future,” LG Energy Solution is doing its utmost to prioritize environment, fulfil social responsibilities and shape sustainable future. For more information, please visit https://www.lgensol.com.

Contacts:
Sally Seung Yeon Lee Global Communications Team / LG Energy Solution lsyciel@lgensol.com +82 2 3773 6571
Ashlee Semin Shin Global Communications Team / LG Energy Solution ashin0@lgensol.com + 82 2 3773 4381
Fernão Silveira Global Communications / Stellantis fernao.silveira@stellantis.com +31 6 43 25 43 41
Shawn Morgan North America Communications / Stellantis shawn.morgan@stellantis.com +1 (248) 760-2621

FORWARD-LOOKING STATEMENTS

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